

Zach Adamson · 2nd



Founder at DIVERTbrands, LLC

Los Angeles, California · 500+ connections · Contact info

Nike Valiant Labs

University of Colorad

Featured



DIVERTbrands - Action Sports Project Development & Management

DIVERTbrands

DIVERTbrands is on a mission to make action sports more accessible to all. We...



DIVERTcity's Impact Journey.jpg

We heard the story of a community in stress in San Rafael Costa Rica. The leade...



DIVE

DIVE and

Activity

733 followers



You're a god damn legend brother ! So much love and respect for your future!

 Zach commented

Experience

Operations Specialist
Nike Valiant Labs · Part-time
Nov 2018 – Present · 1 yr 8 mos
Greater Los Angeles Area

I have been enlisted as an operations specialist in order to identify new business venture in specified "hunting zones," for Nike Valiant Labs. Our goal is to use sport and community to create a better world. We identify underserved markets or persona's and we create solutions to better serve them and improve their health and wellness. We test, validate and scale concepts in a number of ways to ready them for permanent market launch. One example is Fly Club, a premium fitness gear lending service that provide quality Nike products, exclusive experiences and useful content to the modern professional no matter where they are. Our goal is to ensure that our members can easily and effectively prioritize their health and well being wh ...see mor

 **Fly Club**

 ### DIVERTbrands, LLC
4 yrs 6 mos

 **Founder**
Jan 2016 – Present · 4 yrs 6 mos

 **Founder**
Jan 2016 – Present · 4 yrs 6 mos
Santa Monica, CA

We envision a brighter future where people have a platform to unleash their unique creativity through the powerful medium of Action Sports and all the lifestyle components associated with it. Through constant inspiration, we will encourage those that associate with DIVERTcity to achieve what at first they thought was impossible. This is the essence of all Action S ...see mor

Founder
DIVERTbrands
Jan 2015 – Present · 5 yrs 6 mos
Santa Monica, CA

DIVERTbrands is the parent company of two subsidiary companies, both of them with one unified purpose, breakdown the barriers to Action Sports for at-risk inner-city youth as a platform for creativity, self discovery and passion in order to help them "Achieve their I'mpossible." ...see mor



Talent and Development Guide

Starizon

Jun 2011 – Present · 9 yrs 1 mo

• Responsible for client portfolio management which included roles such as: High level design input, design development, business modeling, capital raise solutions, construction and development advising, operational implementation, analysis and improvement.
• Project Managed the Star Chamber. An game changing technology that teaches th ...see mor

Co-Owner and Operator

Take2 Entertainment

Jan 2014 – 2015 · 1 yr

Los Angeles, CA

Take2 Entertainment is an events and promotion company based in Los Angles, CA. Our mission is to enhance the concert and event experience through intentionally designed experiences. We choose unique and inspiring locations for our events. Including aquariums, cruise ships, intriguing museums and more. We then intentionally design the experie ...see mor

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Education

University of Colorado

Bachelor of Science degree, Business Administration; Operations Management emphasis

2007 – 2011



University of Colorado at Boulder - Leeds School of Business

Bachelor of Science, Business Administration

2007 – 2011

Activities and Societies: Business of Sports Certificate

Certificate was focused on the Business aspect of the Sports Industry. The four major focal points of the certificate program was the Economics of Sports, Sports Management, Sports Marketing, and Sports Leadership. This created a comprehensive understanding of the sports industry, how it functions in a variety of applications and most importantly an outlook of where vast opportunities still exist.

Licenses & Certifications



Business of Sports

University of Colorado



